[Letterhead of Dycom Industries, Inc.]

June 6, 2011

Via EDGAR

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Dycom Industries, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on: May 18, 2011
File No.: 333-173059

Dear Ms. Long:

We acknowledge receipt of your letter, dated June 1, 2011, to me, as Vice President, General Counsel and Secretary of Dycom Industries, Inc. (the “Company”), regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) that was filed on May 18, 2011.  Set forth below are the Company’s responses to the Staff’s comments. The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.  Copies of this letter and Amendment No. 2 will also be provided to Era Anagnosti of the Commission.

About this Prospectus, page ii

1.
We note your response and revised disclosure in response to comment eight in our letter dated April 20, 2011.  The statement in the penultimate paragraph that “such documents, and not the summary descriptions, define your rights as a holder of our securities” implies that investors are not entitled to rely on the disclosure in the prospectus.  Please revise your disclosure to remove this statement.  Please also comply with this comment with respect to:

•	the third paragraph under “Description of Debt Securities of Dycom Industries, Inc. and Guarantees” on page 5;

Ms. Pamela A. Long
United States Securities and Exchange Commission
June 6, 2011

•	the third paragraph under “Description of Debt Securities of Dycom Investments, Inc. and Guarantees” on page 16;
•	the first paragraph under “Description of Capital Stock” on page 28; and
•	the first paragraph under “Description of Securities Purchase Contracts and Units” on page 34.

RESPONSE:  In response to the Staff’s comment, the Company has revised the Registration Statement to remove from the applicable places the statement that “such documents, and not the summary descriptions, define your rights as a holder of our securities.”  The Company respectfully directs the Staff’s attention to pages ii, 5, 16, 28 and 34 of Amendment No. 2.

Exhibit 5.1 Opinion of Shearman & Sterling LLP

2.
We note your response to comment 18 in our letter dated April 20, 2011.  However, considering that you have limited the jurisdiction of your opinion to the Generally Applicable Law, it remains unclear how the paragraph (b) assumption on the last page of the opinion affects the enforceability of counsel’s opinion.  With a view towards disclosure, please have counsel explain to us how the assumption would operate within the jurisdiction covered by counsel’s opinion.

RESPONSE:  In response to the Staff’s comment, Shearman & Sterling LLP has revised its opinion to delete the assumption in paragraph (b) on the last page of the opinion in regard to  judgment in a currency other than United States dollars.  The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 opinion of Shearman & Sterling LLP filed with Amendment No. 2.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (561) 627-7171.

Very truly yours,

/s/ Richard B. Vilsoet

Richard B. Vilsoet
Vice President, General Counsel and
Secretary

Ms. Pamela A. Long
United States Securities and Exchange Commission
June 6, 2011

Cc:	Era Anagnosti, U.S. Securities and Exchange Commission
Steven E. Nielsen, Chairman of the Board, President and Chief Executive Officer
H. Andrew DeFerrari, Senior Vice President and Chief Financial Officer
Michael J. Schiavone, Shearman & Sterling LLP
Abigal Arms, Shearman & Sterling LLP
Joseph Dowds, Deloitte & Touche LLP